AB
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08028411

SECU... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42701

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bley Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 S. Hulen Street, Suite 519
(No. and Street)

Fort Worth (City) Texas (State) 76109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Bley 817-732-2442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The M. L. Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300 (Address) Fort Worth (City) Texas (State) 76109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10

OATH OR AFFIRMATION

I, Laura Bley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bley Investment Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Agustina Lopez
My Commission Expires
April 19, 2008

Agustina Lopez 2/26/08
Notary Public

Laura Bley
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bley Investment Group, Inc.

**Financial Statements and Supplemental Schedules
Required by the Securities and
Exchange Commission**

**For the Year Ended December 31, 2007 and
Supplemental Report on Internal Control**

(With Independent Auditors' Report Thereon)

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

**Board of Directors
Bley Investment Group, Inc.
Fort Worth, Texas**

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Bley Investment Group, Inc. (the Company) as of December 31, 2007, and the related statements of income (loss) and other comprehensive income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, reconciliation of the Company's computation of allowable net capital, exemptive provisions under rule 15c3-3, and statement of changes in liabilities subordinated to claims of general creditors are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

**THE WALTON GROUP, LLC
February 8, 2008**

Bley Investment Group, Inc.
Statement of Financial Condition for Noncarrying, Nonclearing and
Certain Other Brokers or Dealers
December 31, 2007

Assets	
Current assets:	
Cash	$ 61,094
Clearing account	100,000
Accounts receivable from broker dealers	289,069
Advance to corporate officer (Note 9)	10,000
Investments (Note 2)	101,020
Prepaid and other assets	22,149
Total current assets	583,332
Property, plant and equipment-net of accumulated depreciation (Note 3)	7,076
Total assets	$ 590,408
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable	$ 1,000
Accrued expenses	1,000
Income taxes payable (Note 4)	5,114
Deferred tax liability-current (Notes 2 and 4)	50,135
Total current liabilities	57,249
Deferred tax liability (Note 4)	838
Total liabilities	58,087
Commitments and contingencies (Note 7)	-
Stockholder's equity:	
Common stock $.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Accumulated other comprehensive income:	
Unrealized gain on marketable securities, net of tax (Note 2)	43,487
Retained earnings	353,203
Total stockholder's equity	532,321
Total liabilities and stockholder's equity	$ 590,408

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Income (Loss) and Other Comprehensive Income
For the Year Ended December 31, 2007

Revenue	
Commissions	$ 1,334,476
Other income (Note 9)	127,275
Interest income	14,099
Total revenue	1,475,850
Expenses	
Salaries and other employment costs for voting stockholder officers (Note 8)	245,515
Other compensation and benefits (Note 8)	594,725
Clearing fees	139,480
Regulatory fees and expenses	41,235
Other expenses (Notes 3, 7 and 9)	266,812
Total expenses	1,287,767
Net income before Federal income taxes and other comprehensive income	188,083
Provision for income taxes (Note 4)	(30,280)
Net income before other comprehensive income	157,803
Other comprehensive income, net of tax:	
Unrealized gain on marketable securities (Note 2)	22,555
Total comprehensive income	$ 180,358

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earning	Total
January 1, 2007	1,000,000	$ 1,000	$ 134,631	$ 20,932	$ 195,400	$ 351,963
Net income before other comprehensive income	-	-	-	-	157,803	157,803
Comprehensive income: Unrealized gain on marketable securities, net of tax	-	-	-	22,555	-	22,555
December 31, 2007	1,000,000	$ 1,000	$ 134,631	$ 43,487	$ 353,203	$ 532,321

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash generated from operations	$ 1,256,673
Cash expended on operations and employees	1,265,832
Cash used by operating activities	(9,159)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advance to officer	(10,000)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	(25,000)
Purchase of equipment	(1,566)
Cash used by investing activities	(26,566)
Decrease in cash and equivalents	(45,725)
Cash and equivalents, January 1, 2007	106,819
Cash and equivalents, December 31, 2007	$ 61,094
Reconciliation of net income before other comprehensive income to cash used by operating activities:	
Net income before other comprehensive income	$ 157,803
Adjustments:	
Depreciation	3,059
Deferred income tax expense	31,749
Balance sheet accounts:	
Increase in receivables	(191,197)
Decrease in prepaid and other assets	2,706
Increase in accrued expenses	899
Decrease in income taxes payable	(14,178)
Cash used by operating activities	$ (9,159)

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2007

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated to conduct business as a dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made. Security transactions (and related commission revenue and expense) are recorded on a trade-date basis.

The Company conducts its business primarily with customers throughout the United States.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires the maintenance of a certain ratio of aggregate indebtedness to net capital, both as defined.

(c) Income Taxes

The Company provides for Federal income taxes currently payable and deferred income taxes resulting from temporary differences in the carrying value of assets and liabilities for financial reporting and Federal income tax reporting.

If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

(d) Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables. Accounts receivable includes commissions deposited in accounts held by the Company's clearing firms, but not yet transferred to the Company's bank accounts.

(e) Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(Continued)

Bley Investment Group, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2007

(1) Organization and Summary of Significant Accounting Policies (Continued)

(f) Common Stock

The Company is authorized to issue 1,000,000 common shares of $.001 par value stock of which 1,000,000 shares are issued and outstanding.

(g) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) Investments in Securities

The Company's investments in securities are classified as available-for-sale securities. The unrealized gains and losses, net of related deferred income taxes, are reported as a separate component of stockholder's equity.

(i) Concentrations of Credit Risk

Concentrations of credit risk consists of cash, accounts receivable and investments. The Company places its cash with quality financial institutions and by policy, attempts to limit the amount of exposure to any one financial institution. At times throughout the year ended December 31, 2007, and as of December 31, 2007, cash balances exceeded the related FDIC coverage. The Company has not experienced losses in the past relating to such balances. Accounts receivable relate to commissions earned primarily from the sale of investment products and mutual funds. Historically, the Company has not experienced problems in collecting commissions due from these entities. The Company's risk in investments is limited to the cost of the investment.

(2) Investments in Securities

Investments in securities at December 31, 2007 consisted of the following:

	Cost	Carrying Value
U.S. Government Bonds	$ 25,000	$ 25,000
The NASDAQ Stock Market, Inc.	22,950	74,235
Miscellaneous securities	1,909	1,785
	$ 49,859	$ 101,020

(2) Investments in Securities (Continued)

Marketable securities are classified as available-for-sale, and are carried at market value. Unrealized appreciation relating to the investments as of December 31, 2007 is shown as a separate component of stockholder's equity in the accompanying financial statements, net of the effect of deferred income taxes.

The change in unrealized appreciation for the year ended December 31, 2007 is as follows:

Unrealized appreciation at January 1, 2007	$ 23,181
Unrealized appreciation during 2007	27,980
Unrealized appreciation at December 31, 2007	$ 51,161

The $51,161 in unrealized appreciation at December 31, 2007 is recorded in the accompanying financial statements in the following captions:

Deferred income tax liability	$ 7,674
Stockholder's equity:	
Accumulated other comprehensive income	43,487
	$ 51,161

(3) Property, Plant and Equipment

Property, plant and equipment is composed of the following:

Furniture and fixtures	$ 12,091
Office equipment	24,742
	36,833
Less: accumulated depreciation	(29,757)
	$ 7,076

Depreciation is provided on the straight-line method over the estimated useful lives of the related assets – generally 7 years for furniture and equipment, and 5 years for office equipment. Depreciation recorded in the accompanying financial statements was $3,059 for the year ended December 31, 2007, and was included in other expenses. Major improvements significantly extending the useful lives of the assets are capitalized, while expenditures which do not improve or extend the useful lives of the respective assets are expensed currently.

(Continued)

(4) Income Taxes

The provision for income taxes in the accompanying financial statements is as follows:

Federal	
Current benefit	$ (6,583)
Deferred expense	31,749
State expense	5,114
Net tax expense	$ 30,280

The Company's actual Federal income tax expense for the year ended December 31, 2007 differs from the amount determined using the related statutory tax rates due primarily to the timing of revenue recognition for financial statement purposes versus income tax purposes.

The Company's deferred tax liability is primarily the result of appreciated marketable securities, accounts receivable and temporary differences in the book and tax basis of property, plant and equipment. The deferred tax accounts as of December 31, 2007 are as follows:

Current liability:	
Unrealized gain on marketable securities	$ 7,674
Accounts receivable	42,760
Other	(299)
	$ 50,135
Long term liability – property, plant and equipment	$ 838

(5) Possession or Control Requirements

The Company, by policy, does not maintain possession or control of customer funds or securities.

(6) Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2007.

(7) Commitments and Contingencies

The Company leases office space under a long-term non-cancellable operating lease. Future scheduled minimum lease payments subsequent to December 31, 2007 are as follows:

2008	$ 28,628
2009	28,628
2010	11,930
	$ 69,186

Rent expense incurred under operating leases totaled approximately $28,676 for the year ended December 31, 2007, and was included as a component of other expenses in the accompanying financial statements.

(Continued)

Bley Investment Group, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2007

(8) Retirement Plan

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (the Plan). The Plan covers all employees who are reasonably expected to receive compensation amounts as required by the Internal Revenue Code, in a calendar year. The Company contributes a matching contribution up to 3% of the employee's compensation for the year, not to exceed the employee's contribution to the Plan. For the year ended December 31, 2007, the Company contributed approximately $8,475 to the Plan.

(9) Related Party Transactions

During the year ended December 31, 2007, the Company received consulting revenue from its sole stockholder, Bley Investment Group Holding, Inc. of $92,275. This revenue is reflected as other revenue in the enclosed financial statements.

During the year ended December 31, 2007, the Company reimbursed $10,300 of travel expenses to corporate officers. Also, the Company provided a $10,000 advance of commissions to an officer of the corporation, which was outstanding at December 31, 2007.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2007

Bley Investment Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2007

Computation of Net Capital

Total stockholders' equity		$ 532,231
Non-allowable assets:		
Property, furniture and equipment, net	7,076	
Certain receivables	3,600	
Prepaid and other assets	22,149	
	32,825	
Haircuts	20,379	
Total deductions from net capital		53,204
Net allowable capital		$ 479,027

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 475
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 379,027

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 7,114
Percentage of aggregate indebtedness to net allowable capital	1%

Reconciliation of the Company's Computation of Allowable Net Capital

Net allowable capital – As reported in Company's unaudited FOCUS report	$ 500,093
Net audit adjustments	(21,066)
Adjusted net allowable capital, per audited financial statements	$ 479,027

(Continued)

Bley Investment Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2007

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The names of the clearing firms are Pershing and CAPIS.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims January 1, 2007	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2007	$ -

END